                                                  Filed by i2 Technologies, Inc.
                                       Pursuant to Rule 425 under the Securities
                                           Act of 1933 and deemed filed pursuant
                                                to Rule 14a-12 of the Securities
                                                            Exchange Act of 1934

                                                              Subject Companies:
                           i2 Technologies, Inc., Commission File No.: 000-28030
                        Aspect Development, Inc., Commission File No.: 000-20749



               THE FOLLOWING IS A SUMMARY OF A SLIDE PRESENTATION

                 GIVEN BY i2 TECHNOLOGIES, INC. ON MAY 23, 2000





                                    [i2 LOGO]

                         INTELLIGENT eBUSINESS SOLUTIONS

                                  Wit SoundView

                       Internet Infrastructure Conference

                                  May 23, 2000


(C)1995-2000 i2 Technologies, Inc. CONFIDENTIAL               Slide 1





SAFE HARBOR INVOCATION

In our presentation today, and during the question and answer session, we may make projections or forward-looking statements, including statements regarding i2's ability to complete acquisitions, execute its strategy, achieve growth targets, and provide benefits to customers, that involve risks and uncertainties. These risks and uncertainties include various important factors such as competition, market acceptance of our products, technological change, recent business ventures, international operations and general economic conditions. For additional discussion of factors which could impact the Company's financial results, please refer to the Company's latest Form 10-K and other recent reports filed with the SEC.

(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 2

                                    [i2 LOGO]

                         INTELLIGENT eBUSINESS SOLUTIONS

                           Tony Levy, i2 Technologies

                          Dave Dury, Aspect Development


(C)1995-2000 i2 Technologies, Inc. CONFIDENTIAL               Slide 3





Agenda

- Overview of i2

- The B2B opportunity

- TradeMatrix for B2B

- i2 + Aspect Development: 1 + 1 > 2

(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 4





Established Expertise in Supply Chain

[GRAPHIC SHOWING A FOUR QUADRANT MATRIX WITH THE LEFT BORDER LABELED "Ability to Execute" AND THE BOTTOM BORDER LABELED "Completeness of Vision." THE UPPER LEFT QUADRANT IS LABELED "Challengers" AND IS EMPTY. THE UPPER RIGHT QUADRANT IS LABELED "Leaders" AND CONTAINS "i2." THE LOWER LEFT QUADRANT IS LABELED "Niche Players" AND CONTAINS "Baan, JD Edwards, MAPICS, Peoplesoft, LPA, Mercia, Honeywell, Demand Mgmt and Unicorn." THE LOWER RIGHT QUADRANT IS LABELED "Visionaries" AND CONTAINS "SCT/Fygir, SAP, Manugistics, Paragon, Logility, SynQuest, WebPlan and Aspen Tech."]

                                                Source: Gartner Group (12/29/99)

Supply Chain Planning "Magic Quadrant" 1999


(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 5

TradeMatrix Evolved from
Supply Chain Optimization


[GRAPHIC SHOWING THE EVOLUTION OF INTELLIGENT EBUSINESS FROM FACTORY PLANNING
     TO SUPPLY CHAIN OPTIMIZATION TO EBUSINESS PROCESS OPTIMIZATION TO
                          EMARKETPLACES TO TRADEMATRIX]

(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 6





Positioned for Success

- Most comprehensive solutions for B2B

- Leading vision for intelligent eBusiness

- Proven Record of execution

- Facing historic opportunity

                                                       "i2 is in the right place
                                                               at the right time
                                                        with the right solution"

(C)1995-2000                                    INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                 [i2 LOGO]
CONFIDENTIAL                   Slide 7





                               The B2B Opportunity

(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 8





Intelligent eBusiness: More Than Just
Automating Buy-Sell Transactions



     [BAR GRAPH DEPICTING THE INCREASE IN VALUE FROM WEB SITE PRESENCE TO
      INTELLIGENT EBUSINESS AND CONTAINING THE BELOW-LISTED INFORMATION]

                                                         INTELLIGENT
WEBSITE       eCOMMERCE             eBUSINESS            eBUSINESS
-------       ---------             ---------            -----------
Presence      On-line Catalog      Buying & Selling      Synchronization &
              Buying & Selling                           optimization of
                                                         end-to-end
                                   Redeployment of       business processes,
                                   current               spanning
                                   business practices    multiple enterprises


(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 9





Independent Trading Exchanges Must
Evolve to Higher Functionality

source: AMR Research, 2000                                  i2's ITE strategy

         [CHART SHOWING EVOLUTION OF TRADING EXCHANGES FROM LOW TO HIGH
                        FUNCTIONALITY AS INDICATED BELOW]


High                                        | - Support for Workflow
                                            | - Integration with Supplier and
                               <------------|   Buyer Back-end systems
                                            | - Integration with other ITEs
                                            | - Support for Reverse Logistics
                                            | - OLAP Capability
Strengths of                   Registered Participants
Business Model                 - Hold Account Receivable
                               - Support for Pre-negotiated
                                 Terms and Prices
                               - Order Status
                               - Shipment Integration
                    Competition                      |
                    - Product/Service Posting        |
                    - RFP/RFQ Posting                |
                    - Collaboration/Planning         |-------->
                    - Auction                        |
                    - Negotiation                    |
        Directory
      - Product Database
      - Content Rationalization
      - Search Capability
      - Online Experts
      - Editorial Content
      - Discussion Forums
Low   - Job Market

                Information Facilitation Transaction Integration
                                  Functionality

(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 10




Introducing TradeMatrix

- i2's TradeMatrix TM is the most comprehensive eBusiness platform available, providing the services, content and technology required to rapidly build and connect eMarketplaces.

                    [GRAPHIC DEPICTING NUMEROUS EMARKETPLACES
                     AND THEIR INTERACTION WITH ONE ANOTHER]


(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 11





Differentiation of TradeMatrix

- Most open, comprehensive
  B2B2C solutions in the market

  - Breadth of services                        [GRAPHIC FROM SLIDE
  - Rich content                                  11 SHOWN HERE]
  - Marketplace-to-marketplace
    connectivity
  - Physical fulfillment
  - i2 heritage of
    delivering
    B2B value


(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 12





Working on Over 50 Marketplaces

- TradeMatrix launched Oct-99                              [tradeMatrix LOGO]

- Industry Public Marketplaces    [eService Matrix       [homeElectronicsMatrix
                                      LOGO]                           LOGO]

      [hightechMatrix             [freightMatrix           [softgoodsMatrix
          LOGO]                       LOGO]                     LOGO]

- Some Other Announced Marketplaces

  - Alliant, VF Corp, Med-Surg, Planet-One (timber), FDI-FMI,
    Volkswagen, Renault, Gate Gourmet, Computer Broker
    Exchange, AT&T Canada, Siemens IT Service, many more...


      [iStarXchange              [FASTURN                   ecampus.com
          LOGO]                      LOGO]                      LOGO]

      [MyAircraft.com                                       [ChemicalsWorld.com
          LOGO]                                                 LOGO]


(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 13





i2's Combined Offerings

   [GRAPHIC SHOWING VARIOUS SERVICES - THE i2 LOGO AND THE ASPECT DEVELOPMENT
    LOGO ARE LOCATED ABOVE "design" AND "source," THE IBM LOGO, i2 LOGO, AND ARIBA LOGO ARE LOCATED BELOW "buy," AND THE i2 LOGO IS LOCATED ABOVE "make,"
                "move," "store," "sell" and "customer management"]

B2B Content                                 [aspect LOGO  supplybase.inc LOGO]

Physical Execution                                        [freightMatrix LOGO]



     Mfg/Dist         move       preferred        financial          measured
     Execution      products     services         settlement         success


(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 14




                   [Aspect LOGO]                                     [i2 LOGO]





Private Exchange Applications optimize the
Enterprise, and its interaction with Marketplaces

         [GRAPHIC DEPICTING GLOBAL LINK OF SUPPLIERS TO BUYERS AND RELATIONSHIP
                  BETWEEN DESIGN, OPERATIONS AND PROCUREMENT]

                                           - Strategic sourcing
                                           - Strategic product development
                                           - Mission critical operations





Public Exchanges provide infrastructure and services to support Collaborative Commerce


 [GRAPHIC DEPICTING GLOBAL LINK OF SUPPLIERS TO BUYERS WITH PUBLIC EXCHANGES
                                 AT THE CENTER]

                                           - Content management
                                           - Decision support





What Companies Want from an eMarketplace:
Leverage Across Multiple Trading Partners


 [GRAPHIC DEPICTING GLOBAL LINK OF SUPPLIERS TO BUYERS WITH PUBLIC EXCHANGES
                                 AT THE CENTER]
                                                   - Increase revenue through
                                                     collaborative product
                                                     development between
                                                     trading partners

                                                   - Reduce spend on direct
                                                     materials and mission-
                                                     critical MRO through
                                                     spend aggregation

                                                   - Reduce inventory
                                                     through collaborative
                                                     planning

                                                   - Increase customer
                                                     satisfaction through
                                                     intelligent fulfillment
                                                     and logistics
                                   B Buyer
                                   S Supplier
                                   E Exchange        [Aspect LOGO]  [i2 LOGO]

Why is This Important?

This new eMarket world can

 - Increase profitability dramatically

 - Increase the EPS of a company by 30% or more

 - Make business vastly more efficient, conserving precious resources

(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 19





i2 + Aspect Span eBusiness Spectrum

Design  Source  Plan  Buy  Make  Operate  Move  Store  Sell  Customer

                [GRAPHIC DEPICTING VARIOUS SERVICES LISTED ABOVE]

B2B Content

 - Design collaboration             - Planning

 - Spend aggregation for            - Fulfillment
   direct & operations
                                    - Delivery

 - B2B Content                      - Customer Care

[Aspect LOGO]                       - TradeMatrix B2B
                                      platform




Content is the Core of an eMarketplace


      [GRAPHIC SHOWING THE RELATIONSHIP OF CONTENT TO THE EMARKETPLACE WITH
          "Content" AT THE CENTER SURROUNDED BY "Discover", "Aggregate" and
                  "Collaborate", ALL SURROUNDED BY "Transact"]

No Content, No B2B                                  [Aspect LOGO]   [i2 LOGO]



How Customers Benefit from the
Merger

 - Complete B2B technology platform and suite of solutions

 - Enormous value proposition
   - 30%+ increase in EPS for customers

 - Partner of scale focused exclusively on B2B
   - 4,000+ employees
   - $200M R&D

 - Open platform standard for B2B

(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 22





How Shareholders Benefit

We've created a B2B powerhouse

 - Accelerated revenue growth

 - Increased market share

 - B2B platform of choice in one of the largest and fastest growing markets of all time

 - Outstanding competitive advantage

   - No other company has this complete B2B technology platform and suite of solutions today

   - No other company can develop it or acquire their way to it any time soon

(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 23




i2 + Aspect Metrics (1Q2000)
1 + 1 > 2

1Q2000 metrics
(excl. special charges)                    ITWO                  ASDV
                                           ----                  ----

Revenues                               $186.3 M               $34.9 M

Operating margin                           9.2%                 12.4%

EPS                                        $.07                  $.06


Deferred rev's.                        $136.7 M               $19.6 M

Cash & invest's.                       $1,027 M               $95.7 M

Operating cash                          $66.7 M                $7.0 M
flow

Employees                                 3,200                   900


(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 24



Investment Conclusion


- Evolution of eBusiness = Opportunity
  "in the right place at the right time with the right solution"

- TradeMatrix solutions are highly differentiated

- Aspect expands value to customers

- The safe choice in B2B

(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 25





Selected Customers

  [GRAPHIC DISPLAYING THE LOGOS OF BRISTOL-MYERS SQUIBB COMPANY, DELL, GE, 3M,
   HEWLETT PACKARD, JOHNSON&JOHNSON, DOLE, IBM, TEXAS INSTRUMENTS, TIMEX, CORNING, MERCK, COMPAQ, OXY, WHIRLPOOL, FORD, TOSHIBA, CASE, USS, BOEING, LIPTON, FUJITSU, VF CORPORATION, WARNACO, BRITISH STEEL, AMAZON.COM AND GM]

(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 26





Cautionary Note Regarding Forward-Looking Statements under the Private Securities Litigation Reform Act of 1995: Information in this release that involves i2 Technologies, Inc.'s ("i2") expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about i2's strategies in the marketplace, its market position and its relationship with customers. All forward-looking statements included in this release are based upon information available to i2 as of the date of the release, and we assume no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the completion of the contemplated Aspect merger, including the risk that required regulatory clearances or stockholder approval might not be obtained in a timely manner or at all, and if completed, the successful integration of Aspect Development, Inc. ("Aspect"), competition, the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of i2 and Aspect, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by i2 and Aspect, with the Securities and Exchange Commission ("SEC").

Additional Information and Where to Find It: i2 has filed a Registration Statement on Form S-4 in connection with the merger, and i2 and Aspect have mailed a Joint Proxy Statement/Prospectus to stockholders of i2 and Aspect containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about i2, Aspect, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Additional information regarding the persons soliciting proxies and their security holdings in i2 and Aspect can be found in the annual, quarterly and special reports, proxy statements and other information filed by i2 and Aspect with the SEC. Investors and security holders are able to obtain free copies of these documents through the website maintained by the SEC at http//www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from i2 by directing a request by mail to i2 Technologies, Inc., Investor Relations, One i2 Place, 11701 Luna Road, Dallas, Texas 75234, telephone: (469) 357-1000, and from Aspect through the Investor Relations portion of Aspect's website at http//www.aspectdv.com or by mail to Aspect Development, Inc., 1395 Charleston Rd., Mountain View, CA 94043, attention: Investor Relations, telephone: (650) 428-2700.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, i2 and Aspect file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by i2 or Aspect at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. i2's and Aspect's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

i2, each of its directors, executive officers and certain other members of management and employees may be soliciting proxies from i2 stockholders in favor of the issuance of shares of i2 common stock in the merger. The names of such persons who may solicit proxies are set forth in i2's Form 8-K as filed on March 14, 2000, as amended, and i2's Form 425 as filed on May 8,

2000. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about i2, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Additional information regarding the persons soliciting proxies and their security holdings in i2 can be found in the annual, quarterly and special reports, proxy statements and other information filed by i2 with the SEC.

In addition to such individuals, Mr. Levy, the Director of Marketing for the High Tech Independent Business Unit of i2, who participated in the presentation that is the subject of this filing, may be deemed to be soliciting proxies as a result of making such presentation. Mr. Levy holds 4,828 shares of i2 common stock and an option to purchase 32,200 shares of i2 common stock.

Aspect, each of its directors, executive officers and certain other members of management and employees may be soliciting proxies from Aspect stockholders in favor of the adoption of the merger agreement. The names of such persons who may solicit proxies are set forth in Aspect's Form 425 as filed on April 7, 2000. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Aspect, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Additional information regarding the persons soliciting proxies and their security holdings in Aspect can be found in the annual, quarterly and special reports, proxy statements and other information filed by Aspect with the SEC.